SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

For the fiscal year ended December 31, 2005

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 005-47757

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           THE BEARD GROUP 401(k) PLAN
                           5600 N. May Ave., Suite 320
                          Oklahoma City, Oklahoma 73112

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                THE BEARD COMPANY
                           5600 N. May Ave., Suite 320
                          Oklahoma City, Oklahoma 73112

THE BEARD GROUP 401(k) PLAN

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Table of Contents                                                        Page

Report of Independent Registered Public Accounting Firm................... 1

Financial Statements:

      Statements of Net Assets Available for Plan Benefits
        as of December 31, 2005 and 2004.................................. 2

      Statements of Changes in Net Assets Available for Plan Benefits
        for the Years Ended December 31, 2005 and 2004.................... 3

      Notes to Financial Statements....................................... 4

Supplemental Schedules:

      Schedule of Assets (Held at End of Year)
        as of December 31, 2005........................................... 9

      Schedule of Reportable Transactions
        for the year ended December 31, 2005..............................10

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm


The Plan's Administrative Committee
The Beard Group 401(k) Plan
Oklahoma City, Oklahoma

We have audited the accompanying statements of plan net assets available for benefits of The Beard Group 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in plan net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of The Beard Group 401(k) Plan as of December 31, 2005 and 2004, and for the years then ended present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and changes in the net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005 and schedule of reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's Administrative Committee. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        COLE & REED P.C.
Oklahoma City, Oklahoma
June 13, 2006

THE BEARD GROUP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                           December 31
                                                           -----------
                                                      2005             2004
                                                      ----             ----
ASSETS
     Investments, at fair value
        Short-term investment funds                $   283,353      $    46,877
        Mutual funds                                   882,740          945,564
        Common stock                                   458,844          228,340
        Real estate                                    281,924          480,837
        Loans to participants                           81,715           49,964
                                                   -----------      -----------
          Total investments, at fair value           1,988,576        1,751,582
                                                   -----------      -----------
     Cash                                                    -            1,073
     Accrued other income                                1,428               13
                                                   -----------      -----------

        NET ASSETS AVAILABLE FOR BENEFITS          $ 1,990,004      $ 1,752,668
                                                   ===========      ===========

See accompanying notes to financial statements.

THE BEARD GROUP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                           Year Ended
                                                          December 31
                                                          -----------
                                                     2005               2004
                                                     ----               ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
     Interest and dividends                       $     46,759      $    28,732
     Net realized and unrealized appreciation
       on investments:
         Common stock                                  228,568          178,270
         Mutual funds                                   57,213           86,262
         Real estate                                    51,398           36,047
     Other                                                 492              424
                                                  ------------      -----------
        TOTAL INVESTMENT INCOME                        384,430          329,735

  Contributions:
     Participants                                       48,509           45,667
                                                  ------------     ------------
       TOTAL ADDITIONS                                 432,939          375,402

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                        173,591          265,270
  Other                                                 22,012           18,596
                                                  ------------     ------------
       TOTAL DEDUCTIONS                                195,603          283,866
                                                  ------------     ------------

       NET INCREASE IN NET ASSETS
         AVAILABLE FOR PLAN BENEFITS                   237,336           91,536

NET ASSETS AVAILABLE FOR BENEFITS:

     BEGINNING OF YEAR                               1,752,668        1,661,132
                                                  ------------     ------------
     END OF YEAR                                  $  1,990,004     $  1,752,668
                                                  ============     ============

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004
--------------------------------------------------------------------------------

(1)  DESCRIPTION OF THE PLAN

     The following description of The Beard Group 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution retirement plan sponsored by The Beard Company and its subsidiaries and affiliates (the "Company"), covering all employees who have completed one year of service, as defined in the Plan agreement, and are age 21 years or older. The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions and Investment Options

     The 401(k) provisions of the Plan allow participants to make voluntary "savings" contributions from 1% to 50% of compensation, up to the maximum allowed by the Internal Revenue Service ($14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively), with the Company matching 100% of each participant's contribution, up to 5% of the participant's annual compensation. In order to improve its liquidity and conserve working capital, the Company suspended all matching contributions effective July 16, 2002. It is the Company's intent to reinstate the match when future conditions permit; however, no definitive date exists for such reinstatement.

     Plan participants age 50 and older were eligible to make a catch-up contribution of an additional $4,000 to the Plan during the year ended December 31, 2005. Participants eligible to make the catch-up contributions may do so only after making the total elective deferral contributions of the lesser of 50% of their compensation or the maximum allowed by the Internal Revenue Service. The amount of the allowable catch-up contributions will increase by $1,000 per year through the year ended December 31, 2006.

     The Plan's assets primarily consist of participant-directed investment funds. Participants can transfer among the participant-directed investment funds. Investment options include five equity securities mutual funds, a fixed income mutual fund, a short-term investment fund, and the Company's common stock ("Stock Fund"). Nonparticipant-directed assets are composed of interests in various real estate partnerships, which were the assets of the previous profit-sharing portion of the Plan.

     Participant Accounts

     The Company's 401(k) matching contributions and Plan earnings or losses are credited to each participant's account. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.

     Benefits owed to participants under the Plan are limited to the participant's total 401(k) contributions, earnings, and the participant's vested interest in the Company's 401(k) matching contributions.

     Forfeitures

     Forfeitures of terminated participants' nonvested accounts are to be applied to reduce future Company matching contributions. There were no unused forfeitures as of December 31, 2005.

     Benefits and Vesting

     Participants may receive the vested portion of their account balance upon reaching normal retirement, upon termination, or in the event of death or permanent disability. Effective September 1, 2005, payments to participants may be in the form of a lump sum or substantially equal periodic payments. The Plan was amended in 2005 to reduce the minimum cash-out limit from $5,000 to $1,000.

     Employer contributions and related investment gains or losses become vested with participants under the following schedule effective January 1, 2005:

              Years of Service                      Vested Percentage
              ----------------                      -----------------
            Less than 2 years                               0%
            2 but less than 3 years                        20%
            3 but less than 4 years                        40%
            4 but less than 5 years                        60%
            5 but less than 6 years                        80%
            6 years or more                               100%

     In addition, contributions become fully vested upon normal retirement at age 65, death, or permanent disability. Participant contributions and amounts received as a rollover from a predecessor plan and related earnings are fully vested at all times.

     Plan Termination

     Although the Company has not expressed the intent to terminate the Plan, it may do so at any time, subject to provisions of ERISA. Aggregate vested benefits are limited to the Plan's net assets.

     Loans to Participants

     Participants may borrow up to 50% of their vested balance, but such loans may not be less than $1,000 or greater than $50,000. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans. The terms of the loans may not exceed 5 years, except for loans used for the purpose of acquiring a participant's principal residence, which may be for a period of up to 15 years. Loans are generally repaid by monthly payroll deductions from a participant's wages.

     Investment Management and Custody

     Custody of the Plan's assets is maintained by InvesTrust, N.A., under the terms of a trust agreement between the Plan and InvesTrust, N.A. entered into effective January 1, 2001. Under the terms of the agreement, InvesTrust, N.A. has custody of the Plan's assets in trust funds maintained on behalf of the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The Plan's financial statements have been prepared on the accrual basis of accounting.

     Investments

     The short-term investment fund is valued at cost, which approximates market. Investments in mutual funds and common stocks are stated at fair value, which is determined based on quotations obtained from national securities exchanges. Investments in real estate are stated at estimated fair values determined by the Plan Administrative Committee, using information obtained from independent appraisals or the operators of the properties. Investments in participant loans are stated at fair value, which approximates the outstanding loan balance. Investment transactions are recognized on the trade date. Dividends are recorded on the ex-dividend date.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual amounts could differ from those estimates.

     Administrative and Other Costs

     Trust fees connected with participants' balances are paid from Plan assets. All other Plan fees and expenses connected with providing administrative services by external service providers are paid by the Company. Certain administrative functions are performed by the officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(3)  INVESTMENTS AND TRUSTEE CERTIFICATION

     InvesTrust, N.A., the Plan's trustee, has certified, to the best of its knowledge, the completeness and accuracy of all investment balances and activity, including investment fair value and cost, accrued interest receivable, interest and dividend income, net appreciation (depreciation) in fair value of investments, and purchases and sales of investments as of and for the years ended December 31, 2005 and 2004.

     The following investments at fair value represent 5% or more of the net assets of the Plan at December 31:

                                                             2005         2004
                                                             ----         ----
      AIM Short Term Prime (a)                            $ 283,353     $      -
      Dodge & Cox Stock Fund #145                           204,038      213,076
      Beard Company Stock (b)                               458,844      228,340
      Neuberger Berman Genesis Fund                         214,833      205,675
      Morgan Stanley Small Co. Growth                       163,786      178,349
      Montag & Caldwell Growth Fund                         167,593      195,710
      Dallas/Fort Worth SH-121, Limited Partnership (c)     138,576      135,453
      Dallas/Fort Worth North, Limited Partnership (c)            -       87,950
      F.M. 1314-Needham Road, Limited Partnership #2 (c)          -      136,475

     -----------------
     (a) The balance at December 31, 2005, included $279,308 that was nonparticipant directed.
     (b) This represents common stock of the Company, which represents a party-in-interest transaction as defined by ERISA.
     (c)  Nonparticipant directed.

(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of and for the years ended December 31 is as follows:

                                                        2005           2004
                                                        ----           ----
     Net assets:
        Short-term investments                      $  279,308      $   39,758
        Real estate partnerships                       281,924         480,837
                                                    ----------      ----------
                                                    $  561,232      $  520,595
                                                    ==========      ==========

     Changes in net assets:
        Net assets, beginning of year               $  520,595      $  492,141
        Net realized and unrealized appreciation
           on investments                               40,637          28,454
                                                    ----------      ----------
        Net assets, end of year                     $  561,232      $  520,595
                                                    ==========      ==========

(5)  TAXABLE STATUS OF THE PLAN

     The Plan obtained its latest determination letter on May 21, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements

(6)  RISKS AND UNCERTAINTIES

     The Company's auditors included a going concern paragraph in their Independent Auditors' Report on the Company's financial statements for the year ended December 31, 2005. Through May 24, 2006, the Company was still in full operation. However, should the Company continue to incur recurring losses and negative cash flows from its operations, it could have a significant impact on the value of the Company's stock included as part of the Plan's investment assets.

                                                   Employer Number -- 73-0970298
                                                              Plan Number -- 001
THE BEARD GROUP 401(k) PLAN

FORM 5500 - Schedule H, Line 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
-----------------------------------------------------------------------------------------------------------------------
December 31, 2005
                                                        Description of investment
                                                         including maturity date,
        Identity of Issuer, Borrowers,                rate of interest, collateral,                             Fair
          Lessors, or Similar Party                       par or maturity value              Cost               Value
          -------------------------                       ---------------------              ----               -----
       Aim Short Term Prime                           Short-term investment fund         $      <F2>        $   283,353

       Aim International Fund                         Equity securities mutual fund             <F2>             50,080

       Dodge & Cox Stock Fund #145                    Equity securities mutual fund             <F2>            204,038

       Neuberger Berman Genesis Fund                  Equity securities mutual fund             <F2>            214,833

       Morgan Stanley Small Co. Growth                Equity securities mutual fund             <F2>            163,786

       Montag & Caldwell Growth Fund                  Equity securities mutual fund             <F2>            167,593

       Vanguard Total Bond Market Fund                Fixed income securities
                                                          mutual fund                           <F2>             82,410
                                                                                                            -----------
                                                                                                                882,740
                                                                                                            -----------

<F1>   The Beard Company                              Common Stock                              <F2>            458,844
                                                                                                            -----------

       Real Estate:
          Dallas/Fort Worth North, Limited
             Partnership                              Limited Partnership                    111,778             92,457
          Dallas/Fort Worth SH-121, Limited
             Partnership                              Limited Partnership                    157,883            138,576
          Classen Enterprises, Limited Partnership    Limited Partnership                     41,200             46,555
          F.M. 1314-Needham Road, Limited
             Partnership #2                           Limited Partnership                          -              3,353
          Other                                       Mineral Interest                         1,418                983
                                                                                                            -----------
                                                                                                                281,924
                                                                                                            -----------
<F1>   Participant loans - various                    Loans ranging from 1-5
                                                      year maturities, secured by
                                                      employee's vested balance,
                                                      with interest rates of 4%
                                                      to 7.75%                                     -             81,715
                                                                                         -----------         ----------
                                                                                         $   312,279         $1,988,576
                                                                                         ===========         ==========

<F1>
     Signifies a party-in-interest as defined by ERISA.
<F2>
    Cost information is not required on participant-directed investments.

                                                                                                     Schedule II
                                                                                   Employer Number -- 73-0970298
                                                                                              Plan Number -- 001
THE BEARD GROUP 401(k) PLAN

FORM 5500 - Schedule H, Line 4j -
REPORTABLE TRANSACTIONS
---------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2005
  (a)             (b)           (c)        (d)      (e)           (f)         (g)           (h)           (i)
                                                                                          Current
                                                                Expense                  value of
Identity                                                        incurred                 assets on     Net gain
of party      Description     Purchase   Selling    Lease         with       Cost of    transaction       or
involved       of asset        price      price    rental     transaction     asset         date        (loss)
---------------------------------------------------------------------------------------------------------------

          FM 1314 - Needham   $   -     $100,584   $   -        $   -       $ 85,770     $ 100,584     $ 14,814
          Rd Limited
          Partnership

          FM 1314 - Needham       -      149,728       -            -        136,475       149,728       13,233
          Rd #2

                                   SIGNATURES

     THE BEARD GROUP 401(k) PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       THE BEARD GROUP 401(k) PLAN

                                       By:  INVESTRUST, N.A., Trustee

Date:  June 28, 2006                        By:  /s/ C.A. HARTWIG
                                                 C.A. Hartwig
                                                 Vice President